Exhibit 99.1
China Xiniya Fashion Limited Reports Growth in Number of New Retail Outlets and Provides 2010 Full Year Revenue Guidance
JINJIANG, FUJIAN, China—(PR Newswire)—January 3, 2011—China Xiniya Fashion Limited (“Xiniya” or the “Company”) (NYSE: XNY), a leading provider of men’s business casual apparel in China, today provided an update on its business for the year ended December 31, 2010.
During the year, the Company added 223 new retail outlets opened by Xiniya authorized retailers, up from the original planned increase of 180 to 200 new retail stores for 2010. As a result, Xiniya’s total number of authorized retail outlets reached 1,404 authorized retail stores as of December 31, 2010, up from 1,181 at the end of 2009.
With the contribution of these new outlets, Xiniya expects full year 2010 revenues to range between RMB 880 million to RMB 900 million, or about $131.5 million to $134.5 million, with a gross profit margin at a similar level to that of 2009, between 34% and 35%.
Exchange Rate
This news release contains translations of certain renminbi amounts into US dollars at specified rates solely for the convenience of readers. All translations from renminbi to US dollars were made (at the noon buying rate of RMB 6.6905 to US$ 1.00 on September 30, 2010, as set forth in the H.10 statistical release of the Federal Reserve Board.
Safe Harbor Statement
This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About China Xiniya Fashion Limited
Xiniya is a leading provider of men’s business casual apparel in China. The Company designs and manufactures men’s business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 26 distributors and 24 department store chains. Its products are sold to consumers at over 1,400 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. The authorized retail network, which is owned and managed by third parties, focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men’s apparel brands do not have a significant presence. The Company’s target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company’s website at http://ir.xiniya.com.
For additional information, please contact:
China Xiniya Fashion Limited
Chee Jiong Ng
Chief Financial Officer
Telephone: +86 (0)595 6532 3882
Email: ngcheejiong@xiniya.com
Christensen
Kimberly Minarovich
Telephone: +1 917 533 3268
Email: kminarovich@christensenir.com
or
Kathy Li
Telephone: +1 480 295 1324
Email: kli@christensenir.com
Source: China Xiniya Fashion Limited